EQUITY COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS

Overview

           The purpose of the Equity Compensation Plan for Non-Employee Directors, herein "Director's Plan" is to provide incentives to the Company's non-employee directors that will parallel the interest of those directors with those of the Company's other stockholders. This purpose is accomplished through the distribution of options of shares of the Company's Common Stock in lieu of director's fees for those non-employee directors.

           The Board of Directors adopted the Director's Plan on June 12, 2001. The maximum number of shares of Common Stock that may be issued under the Director's Plan may not exceed 10% of the outstanding shares of the company as of December 31st of each year for the following year.

Description of Director's Plan

           The following is a brief summary of the Director's Plan. This summary does not purport to be a complete description of all provisions of the Director's Plan.

         General

         A maximum of not more than 10% of the outstanding shares of the company as of December 31st of each year for the following year would be available for Stock Option Awards under the Director's Plan. Shares to be issued under the Director's Plan are expected to be authorized but unissued shares.

         The Director's Plan is not qualified under Section 401(a) of the Code, and is not subject to the Employee Retirement Income Security Act of 1974.

         Participants in the Director's Plan

         Under the Director's Plan, non-employee directors are eligible to receive Stock Option Awards.

         Administration of the Plan

         The Compensation Committee currently administers the Director's Plan, The Board of Directors may terminate the Director's Plan at any time and may from time to time amend the Director's Plan as it deems proper and in the best interest of the Company, provided that no such amendment may impair any outstanding Stock Award without the consent of the participant. The Director's Plan took effect on June 12, 2001. The Committee has full authority and discretion to interpret the Director's Plan.
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         Stock Option Awards

         A non-employee director is entitled to receive 100,000 shares of common stock option for each three years of service on the Board. These shares are to be issued over the three-year period with one-third (1/3) or 33,333 shares issued each year, no later than the 45th day after the end of the Company's fiscal year in which the Stock Awards are earned. If a Director does not re-elect, then the option will diminish with the previous option date. The purchase price of the stock will be the most recent sale price. The option must be exercised within 60 months of issue. The Committee may amend the time of payment before or after a Stock Option Award in its discretion, (i) if the amendment benefits the participant; or (ii) in all other cases, with the consent of the participant.

         New Plan Benefits

         Stock Option Awards are made at the discretion of the Committee and subject to the provisions of the Director's Plan.